June 19, 2019

Walter A. Baker
Executive Vice President, General Counsel, and Secretary
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 475
Houston, TX 77046

       Re: Sunnova Energy International Inc.
           Draft Registration Statement on Form S-1
           Submitted April 12, 2019
           CIK 0001772695

Dear Mr. Baker:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement No. 2 on Form S-1 submitted May 28, 2019

Summary Consolidated Financial and Operational Data, page 13

1. We have reviewed your response to prior comment three from our letter dated May 9,
       2019. We note that you include an adjustment to add both the principal and interest portion of payments received under customer loan agreements to arrive at Adjusted
       EBITDA. Payments received for principal are recorded as a reduction of notes receivable and are never recognized as earnings. As such, we believe that this results in a non-
       GAAP measure that is based on individually tailored recognition and measurement principles. Further, including interest income while excluding interest expense from the measure could be misleading. Please revise your disclosure of Adjusted EBITDA, here and throughout the filing, to remove this adjustment.
 Walter A. Baker
FirstName LastNameWalter A. Baker
Sunnova Energy International Inc.
Comapany NameSunnova Energy International Inc.
June 19, 2019
June 19, 2019 Page 2
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FirstName LastName
Our growth is dependent on our dealer network..., page 24

2. Refer to comment 4 in our May 9, 2019 letter and the revised disclosure on pages 24 and
         127. Elaborate in the business section on the various exceptions to Trinity's obligation to originate solar service agreements only for you during the duration of the exclusivity agreement.
Our amended and restated certificate of incorporation, page 60

3. Ensure that your amended and restated certificate of incorporation which is to be filed by amendment as Exhibit 3.1 is consistent with the revised disclosures here and on pages 167 and 168.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 102

4. We note that AP4, prior to exercising its right to an equity cure in April 2019, was not in compliance with the debt covenant regarding the ratio of consolidated EBITDA to debt service as of March 31, 2019. If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.
Director Nominees, page 141

5. File the consent of each director nominee as an exhibit to the registration statement. See
         Rule 438 of Regulation C under the Securities Act.
Executive Officer Employment Arrangements, page 148

6. Refer to comment 22 in our May 9, 2019 letter. We are unable to locate a form of employment agreement submitted as an exhibit. Please file an executed employment agreement for each of your named executive officers.
       You may contact Jeff Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at 202-551-3728 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing and
 Walter A. Baker
Sunnova Energy International Inc.
FirstName LastNameWalter A. Baker
June 19, 2019
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Comapany NameSunnova Energy International Inc.
June 19, 2019 Page 3                             Construction
FirstName LastName